Gulf Island Fabrication, Inc.

567 Thompson Road

Houma, Louisiana 70363

December 1, 2010

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Attention: Terence O’Brien

RE:	Gulf Island Fabrication, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed March 8, 2010

Forms 10-Q for the Fiscal Quarters Ended March 31, 2010,

June 30, 2010, and September 30, 2010

File No. 1-34279

Dear Mr. O’Brien:

This letter is in response to the comments received from the Commission by mail on November 19, 2010. In order to expedite the staff’s review of our responses, we have numbered and reproduced the full text of the staff’s comments, each of which is followed by our response.

Form 10- K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 24

1.	We note your response to comment 1 in our letter dated November 2, 2010. It is unclear why you would be unable to provide investors with a discussion and analysis of man-hours you can work in comparison to man-hours worked, if man-hours you can work is how management judges your business. In this regard, we note that it was communicated to analysts that man-hours you can work ranges between 3.5 million to 4 million. However, we understand that management may not be able to provide investors with disclosures of an accurate number of these hours for the reasons explained in your letter. As man-hours worked does appear to be a measure used by management to assess the business activity, please expand upon the discussion and analysis you provide under the caption, Workforce, to provide investors with a more comprehensive understanding of the material factors impacting the changes in man-hours worked for each period presented in future filings.

Response: In future filings with the Commission, we will expand our discussion and analysis under the caption “Workforce” to provide investors with a more comprehensive understanding of the material factors impacting the changes in man-hours worked for each period presented.

Securities and Exchange Commission

December 1, 2010

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Results of Operations, page 15

2.	We note your response to comment 9 in our letter dated November 2, 2010, in which you note that there were no indicators of reasonably likely impairments for your Texas facility's fixed assets. In our prior comment, we noted a few negative trends in the operating results for the Texas facility that may raise questions as to whether the recoverability of the associated assets should be assessed in comparison to the carrying values and/or potentially lead to an impairment charge. Please provide us with an understanding as to why you do not believe the indicators noted in our prior comment do not result in a material uncertainty about the recoverability of the Texas facility's fixed assets. Please also consider revising your disclosures in future filings to clarify for investors that while the Texas facility is experiencing negative trends you do not believe it is reasonably likely these trends would result in a material impairment charge, if correct. There is a concern that your investors may not fully understand the uncertainties surrounding your Texas facility.

Response: We do not believe the current level of production and resulting decline in revenue experienced at our Texas facility results in a material uncertainty about the recoverability of this facility’s assets. We believe these negative trends to be short term in nature and unlikely to result in an impairment based, in part, on the increase in the volume of deep-water Gulf of Mexico projects becoming available for bid, our current outstanding bids to fabricate deep-water Gulf of Mexico projects and the perceived likelihood of acceptance of our bids. For example, on November 23, 2010, we announced the acceptance of our bid and the execution of a contract for a deep-water Gulf of Mexico project which will be fabricated in our Texas facility.

In the event our Texas facility experiences negative trends in future periods, we will revise our disclosure in future filings with the Commission to clarify for investors why we do not believe such trends are reasonably likely to result in a material impairment, if correct.

Securities and Exchange Commission

December 1, 2010

The Company is responsible for the adequacy and accuracy of the disclosure contained in its periodic reports filed pursuant to the Securities and Exchange Act of 1934, and that staff comments or Company changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s reports. Further, the Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me with any questions.

Sincerely,

/S/ ROBIN A. SEIBERT
Robin A. Seibert Vice President-Finance, Chief Financial Officer and Treasurer (985)872-2100